Exhibit 99.2

BCE (1)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q3 2016	Q3 2015	$ change	% change		YTD 2016	YTD 2015	$ change	% change
Operating revenues	5,407	5,345	62	1.2%		16,017	15,911	106	0.7%
Operating costs (A)	(3,111)	(3,089)	(22)	(0.7%)		(9,186)	(9,220)	34	0.4%
Post-employment benefit plans service cost	(60)	(69)	9	13.0%		(164)	(213)	49	23.0%
Adjusted EBITDA (2)	2,236	2,187	49	2.2%		6,667	6,478	189	2.9%
Adjusted EBITDA margin (2)	41.4%	40.9%		0.5	pts	41.6%	40.7%		0.9	pts
Severance, acquisition and other costs	(25)	(46)	21	45.7%		(124)	(294)	170	57.8%
Depreciation	(706)	(727)	21	2.9%		(2,158)	(2,159)	1	-
Amortization	(161)	(133)	(28)	(21.1%)		(466)	(394)	(72)	(18.3%)
Finance costs
Interest expense	(227)	(227)	-	-		(663)	(683)	20	2.9%
Interest on post-employment benefit obligations	(20)	(27)	7	25.9%		(61)	(82)	21	25.6%
Other (expense) income	(13)	35	(48)	n.m.		51	58	(7)	(12.1%)
Income taxes	(284)	(271)	(13)	(4.8%)		(858)	(736)	(122)	(16.6%)
Net earnings	800	791	9	1.1%		2,388	2,188	200	9.1%
Net earnings attributable to:
Common shareholders	752	739	13	1.8%		2,237	2,030	207	10.2%
Preferred shareholders	32	38	(6)	(15.8%)		104	115	(11)	(9.6%)
Non-controlling interest	16	14	2	14.3%		47	43	4	9.3%
Net earnings	800	791	9	1.1%		2,388	2,188	200	9.1%
Net earnings per common share - basic	$0.87	$0.87	-	-		$2.58	$2.40	$0.18	7.5%
Net earnings per common share - diluted	$0.87	$0.87	-	-		$2.58	$2.40	$0.18	7.5%
Dividends per common share	$0.6825	$0.6500	$0.0325	5.0%		$2.0475	$1.9500	$0.0975	5.0%
Average number of common shares outstanding - basic (millions)	869.9	848.9				868.7	845.0
Average number of common shares outstanding - diluted (millions)	871.4	850.1				869.9	846.3
Number of common shares outstanding (millions)	870.2	849.4				870.2	849.4
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	752	739	13	1.8%		2,237	2,030	207	10.2%
Severance, acquisition and other costs	20	35	(15)	(42.9%)		95	215	(120)	(55.8%)
Net losses (gains) on investments	12	16	(4)	(25.0%)		2	(22)	24	n.m.
Early debt redemption costs	-	-	-	-		8	7	1	14.3%
Adjusted net earnings (2)	784	790	(6)	(0.8%)		2,342	2,230	112	5.0%
Impact on net earnings per share	$0.04	$0.06	$(0.02)	(33.3%)		$0.12	$0.24	$(0.12)	(50.0%)
Adjusted EPS (2)	$0.91	$0.93	$(0.02)	(2.2%)		$2.70	$2.64	$0.06	2.3%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Third Quarter 2016 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2016	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Operating revenues	16,017	5,407	5,340	5,270	21,514	5,603	5,345	5,326	5,240
Operating costs (A)	(9,186)	(3,111)	(3,016)	(3,059)	(12,682)	(3,462)	(3,089)	(3,061)	(3,070)
Post-employment benefit plans service cost	(164)	(60)	(56)	(48)	(281)	(68)	(69)	(68)	(76)
Adjusted EBITDA	6,667	2,236	2,268	2,163	8,551	2,073	2,187	2,197	2,094
Adjusted EBITDA margin	41.6%	41.4%	42.5%	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%
Severance, acquisition and other costs	(124)	(25)	(57)	(42)	(446)	(152)	(46)	(24)	(224)
Depreciation	(2,158)	(706)	(713)	(739)	(2,890)	(731)	(727)	(720)	(712)
Amortization	(466)	(161)	(156)	(149)	(530)	(136)	(133)	(134)	(127)
Finance costs
Interest expense	(663)	(227)	(217)	(219)	(909)	(226)	(227)	(230)	(226)
Interest on post-employment benefit obligations	(61)	(20)	(21)	(20)	(110)	(28)	(27)	(28)	(27)
Other income (expense)	51	(13)	41	23	(12)	(70)	35	43	(20)
Income taxes	(858)	(284)	(315)	(259)	(924)	(188)	(271)	(290)	(175)
Net earnings	2,388	800	830	758	2,730	542	791	814	583
Net earnings attributable to:
Common shareholders	2,237	752	778	707	2,526	496	739	759	532
Preferred shareholders	104	32	35	37	152	37	38	39	38
Non-controlling interest	47	16	17	14	52	9	14	16	13
Net earnings	2,388	800	830	758	2,730	542	791	814	583
Net earnings per common share - basic	$2.58	$0.87	$0.89	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Net earnings per common share - diluted	$2.58	$0.87	$0.89	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Dividends per common share	$2.0475	$0.6825	$0.6825	$0.6825	$2.6000	$0.6500	$0.6500	$0.6500	$0.6500
Average number of common shares outstanding - basic (millions)	868.7	869.9	869.1	867.1	847.1	853.5	848.9	844.9	841.0
Average number of common shares outstanding - diluted (millions)	869.9	871.4	870.3	868.1	848.3	854.9	850.1	846.2	842.6
Number of common shares outstanding (millions)	870.2	870.2	869.5	868.6	865.6	865.6	849.4	848.6	841.9
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	2,237	752	778	707	2,526	496	739	759	532
Severance, acquisition and other costs	95	20	44	31	327	112	35	16	164
Net losses (gains) on investments	2	12	2	(12)	(21)	1	16	(40)	2
Early debt redemption costs	8	-	-	8	13	6	-	-	7
Adjusted net earnings	2,342	784	824	734	2,845	615	790	735	705
Impact on net earnings per share	$0.12	$0.04	$0.05	$0.03	$0.38	$0.14	$0.06	$(0.03)	$0.21
Adjusted EPS	$2.70	$0.91	$0.94	$0.85	$3.36	$0.72	$0.93	$0.87	$0.84

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Third Quarter 2016 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2016	Q3 2015	$ change	% change		YTD 2016	YTD 2015	$ change	% change

Revenues
Bell Wireless	1,848	1,772	76	4.3%		5,276	5,106	170	3.3%
Bell Wireline	3,005	3,028	(23)	(0.8%)		8,967	9,097	(130)	(1.4%)
Bell Media	716	692	24	3.5%		2,236	2,158	78	3.6%
Inter-segment eliminations	(162)	(147)	(15)	(10.2%)		(462)	(450)	(12)	(2.7%)
Total	5,407	5,345	62	1.2%		16,017	15,911	106	0.7%

Operating costs
Bell Wireless	(1,052)	(1,014)	(38)	(3.7%)		(2,947)	(2,919)	(28)	(1.0%)
Bell Wireline	(1,752)	(1,782)	30	1.7%		(5,184)	(5,345)	161	3.0%
Bell Media	(529)	(509)	(20)	(3.9%)		(1,681)	(1,619)	(62)	(3.8%)
Inter-segment eliminations	162	147	15	10.2%		462	450	12	2.7%
Total	(3,171)	(3,158)	(13)	(0.4%)		(9,350)	(9,433)	83	0.9%

Adjusted EBITDA
Bell Wireless	796	758	38	5.0%		2,329	2,187	142	6.5%
Margin	43.1%	42.8%		0.3	pts	44.1%	42.8%		1.3	pts
Bell Wireline	1,253	1,246	7	0.6%		3,783	3,752	31	0.8%
Margin	41.7%	41.1%		0.6	pts	42.2%	41.2%		1.0	pts
Bell Media	187	183	4	2.2%		555	539	16	3.0%
Margin	26.1%	26.4%		(0.3	) pts	24.8%	25.0%		(0.2	) pts
Total	2,236	2,187	49	2.2%		6,667	6,478	189	2.9%
Margin	41.4%	40.9%		0.5	pts	41.6%	40.7%		0.9	pts

Capital expenditures
Bell Wireless	195	184	(11)	(6.0%)		540	523	(17)	(3.3%)
Capital intensity (3)	10.6%	10.4%		(0.2	) pts	10.2%	10.2%		-
Bell Wireline	756	716	(40)	(5.6%)		2,158	2,068	(90)	(4.4%)
Capital intensity	25.2%	23.6%		(1.6	) pts	24.1%	22.7%		(1.4	) pts
Bell Media	25	27	2	7.4%		80	77	(3)	(3.9%)
Capital intensity	3.5%	3.9%		0.4	pts	3.6%	3.6%		-
Total	976	927	(49)	(5.3%)		2,778	2,668	(110)	(4.1%)
Capital intensity	18.1%	17.3%		(0.8	) pts	17.3%	16.8%		(0.5	) pts

BCE Supplementary Financial Information - Third Quarter 2016 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q3 16	Q2 16	Q1 16	Total 2015	Q4 15	Q3 15	Q2 15	Q1 15

Revenues
Bell Wireless	5,276	1,848	1,735	1,693	6,876	1,770	1,772	1,697	1,637
Bell Wireline	8,967	3,005	2,979	2,983	12,258	3,161	3,028	3,042	3,027
Bell Media	2,236	716	779	741	2,974	816	692	740	726
Inter-segment eliminations	(462)	(162)	(153)	(147)	(594)	(144)	(147)	(153)	(150)
Total	16,017	5,407	5,340	5,270	21,514	5,603	5,345	5,326	5,240

Operating costs
Bell Wireless	(2,947)	(1,052)	(963)	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Bell Wireline	(5,184)	(1,752)	(1,706)	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Bell Media	(1,681)	(529)	(556)	(596)	(2,251)	(632)	(509)	(525)	(585)
Inter-segment eliminations	462	162	153	147	594	144	147	153	150
Total	(9,350)	(3,171)	(3,072)	(3,107)	(12,963)	(3,530)	(3,158)	(3,129)	(3,146)

Adjusted EBITDA
Bell Wireless	2,329	796	772	761	2,828	641	758	717	712
Margin	44.1%	43.1%	44.5%	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Bell Wireline	3,783	1,253	1,273	1,257	5,000	1,248	1,246	1,265	1,241
Margin	42.2%	41.7%	42.7%	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Bell Media	555	187	223	145	723	184	183	215	141
Margin	24.8%	26.1%	28.6%	19.6%	24.3%	22.5%	26.4%	29.1%	19.4%
Total	6,667	2,236	2,268	2,163	8,551	2,073	2,187	2,197	2,094
Margin	41.6%	41.4%	42.5%	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%

Capital expenditures
Bell Wireless	540	195	183	162	716	193	184	188	151
Capital intensity	10.2%	10.6%	10.5%	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Bell Wireline	2,158	756	733	669	2,809	741	716	696	656
Capital intensity	24.1%	25.2%	24.6%	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
Bell Media	80	25	34	21	101	24	27	30	20
Capital intensity	3.6%	3.5%	4.4%	2.8%	3.4%	2.9%	3.9%	4.1%	2.8%
Total	2,778	976	950	852	3,626	958	927	914	827
Capital intensity	17.3%	18.1%	17.8%	16.2%	16.9%	17.1%	17.3%	17.2%	15.8%

BCE Supplementary Financial Information - Third Quarter 2016 Page 5

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2016	Q3 2015	% change		YTD 2016	YTD 2015	% change
Bell Wireless
Revenues
Service	1,711	1,619	5.7%		4,900	4,658	5.2%
Product	127	143	(11.2%)		345	419	(17.7%)
Total external Bell Wireless revenues	1,838	1,762	4.3%		5,245	5,077	3.3%
Inter-segment	10	10	-		31	29	6.9%
Total Bell Wireless operating revenues	1,848	1,772	4.3%		5,276	5,106	3.3%
Operating costs	(1,052)	(1,014)	(3.7%)		(2,947)	(2,919)	(1.0%)
Adjusted EBITDA	796	758	5.0%		2,329	2,187	6.5%
Adjusted EBITDA margin (Total revenues)	43.1%	42.8%	0.3	pts	44.1%	42.8%	1.3	pts
Adjusted EBITDA margin (Service revenues)	46.5%	46.8%	(0.3	) pts	47.5%	47.0%	0.5	pts
Capital expenditures	195	184	(6.0%)		540	523	(3.3%)
Capital intensity	10.6%	10.4%	(0.2	) pts	10.2%	10.2%	-
Wireless gross activations	453,078	424,164	6.8%		1,163,934	1,150,497	1.2%
Postpaid	381,630	353,652	7.9%		974,022	950,445	2.5%
Wireless net activations	100,256	58,543	71.3%		135,118	64,739	108.7%
Postpaid	107,265	77,655	38.1%		202,918	174,061	16.6%
Wireless subscribers end of period (EOP)	8,380,949	8,183,367	2.4%		8,380,949	8,183,367	2.4%
Postpaid	7,578,334	7,284,108	4.0%		7,578,334	7,284,108	4.0%
Average revenue per user (3) (ARPU)($/month)	67.76	65.34	3.7%		65.04	62.89	3.4%
Churn (%) (3)(average per month)	1.41%	1.49%	0.08	pts	1.38%	1.49%	0.11	pts
Prepaid	2.86%	2.98%	0.12	pts	3.17%	3.36%	0.19	pts
Postpaid	1.26%	1.31%	0.05	pts	1.18%	1.24%	0.06	pts
Cost of acquisition (COA) (3) ($/subscriber)	459	446	(2.9%)		475	444	(7.0%)

BCE Supplementary Financial Information - Third Quarter 2016 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireless
Revenues
Service	4,900	1,711	1,610	1,579	6,246	1,588	1,619	1,539	1,500
Product	345	127	114	104	590	171	143	149	127
Total external Bell Wireless revenues	5,245	1,838	1,724	1,683	6,836	1,759	1,762	1,688	1,627
Inter-segment	31	10	11	10	40	11	10	9	10
Total Bell Wireless operating revenues	5,276	1,848	1,735	1,693	6,876	1,770	1,772	1,697	1,637
Operating costs	(2,947)	(1,052)	(963)	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Adjusted EBITDA	2,329	796	772	761	2,828	641	758	717	712
Adjusted EBITDA margin (Total revenues)	44.1%	43.1%	44.5%	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Adjusted EBITDA margin (Service revenues)	47.5%	46.5%	48.0%	48.2%	45.3%	40.4%	46.8%	46.6%	47.5%

Capital expenditures	540	195	183	162	716	193	184	188	151
Capital intensity	10.2%	10.6%	10.5%	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Wireless gross activations	1,163,934	453,078	379,233	331,623	1,600,147	449,650	424,164	384,973	341,360
Postpaid	974,022	381,630	316,977	275,415	1,338,141	387,696	353,652	317,809	278,984
Wireless net activations	135,118	100,256	44,730	(9,868)	127,203	62,464	58,543	22,110	(15,914)
Postpaid	202,918	107,265	69,848	25,805	265,369	91,308	77,655	61,033	35,373
Wireless subscribers EOP	8,380,949	8,380,949	8,280,693	8,235,963	8,245,831	8,245,831	8,183,367	8,124,824	8,102,714
Postpaid	7,578,334	7,578,334	7,471,069	7,401,221	7,375,416	7,375,416	7,284,108	7,206,453	7,145,420
ARPU ($/month)	65.04	67.76	64.32	63.02	63.09	63.67	65.34	62.48	60.83
Churn (%)(average per month)	1.38%	1.41%	1.35%	1.38%	1.51%	1.57%	1.49%	1.49%	1.47%
Prepaid	3.17%	2.86%	3.21%	3.42%	3.32%	3.19%	2.98%	3.48%	3.60%
Postpaid	1.18%	1.26%	1.15%	1.15%	1.28%	1.38%	1.31%	1.23%	1.18%
COA ($/subscriber)	475	459	478	494	467	525	446	434	452

BCE Supplementary Financial Information - Third Quarter 2016 Page 7

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2016	Q3 2015	% change		YTD 2016	YTD 2015	% change
Bell Wireline
Data	1,833	1,770	3.6%		5,434	5,301	2.5%
Local & access	766	818	(6.4%)		2,336	2,469	(5.4%)
Long distance	189	207	(8.7%)		563	627	(10.2%)
Equipment & other	165	181	(8.8%)		500	528	(5.3%)
Total external revenues	2,953	2,976	(0.8%)		8,833	8,925	(1.0%)
Inter-segment revenues	52	52	-		134	172	(22.1%)
Total Bell Wireline operating revenues	3,005	3,028	(0.8%)		8,967	9,097	(1.4%)
Operating costs	(1,752)	(1,782)	1.7%		(5,184)	(5,345)	3.0%
Adjusted EBITDA	1,253	1,246	0.6%		3,783	3,752	0.8%
Adjusted EBITDA margin	41.7%	41.1%	0.6	pts	42.2%	41.2%	1.0	pts
Capital expenditures	756	716	(5.6%)		2,158	2,068	(4.4%)
Capital intensity	25.2%	23.6%	(1.6	) pts	24.1%	22.7%	(1.4	) pts
High-speed Internet
High-speed Internet net activations	39,375	57,888	(32.0%)		66,697	116,144	(42.6%)
High-speed Internet subscribers EOP (A)	3,458,160	3,374,239	2.5%		3,458,160	3,374,239	2.5%
TV
Net subscriber (losses) activations	(4,723)	25,914	(118.2%)		7,377	69,594	(89.4%)
Internet protocol television (IPTV)	36,253	67,908	(46.6%)		119,248	179,237	(33.5%)
Total subscribers EOP	2,745,873	2,700,710	1.7%		2,745,873	2,700,710	1.7%
IPTV	1,302,039	1,108,699	17.4%		1,302,039	1,108,699	17.4%
Local
Network access services (NAS)
Residential	3,317,124	3,591,813	(7.6%)		3,317,124	3,591,813	(7.6%)
Business (A)	3,041,238	3,203,763	(5.1%)		3,041,238	3,203,763	(5.1%)
Total (A)	6,358,362	6,795,576	(6.4%)		6,358,362	6,795,576	(6.4%)
NAS net losses
Residential	(80,587)	(78,354)	(2.8%)		(216,608)	(220,043)	1.6%
Business	(37,734)	(29,722)	(27.0%)		(98,170)	(111,481)	11.9%
Total	(118,321)	(108,076)	(9.5%)		(314,778)	(331,524)	5.1%

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Supplementary Financial Information - Third Quarter 2016 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireline
Data	5,434	1,833	1,807	1,794	7,163	1,862	1,770	1,774	1,757
Local & access	2,336	766	781	789	3,271	802	818	827	824
Long distance	563	189	183	191	831	204	207	207	213
Equipment & other	500	165	167	168	778	250	181	174	173
Total external revenues	8,833	2,953	2,938	2,942	12,043	3,118	2,976	2,982	2,967
Inter-segment revenues	134	52	41	41	215	43	52	60	60
Total Bell Wireline operating revenues	8,967	3,005	2,979	2,983	12,258	3,161	3,028	3,042	3,027
Operating costs	(5,184)	(1,752)	(1,706)	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Adjusted EBITDA	3,783	1,253	1,273	1,257	5,000	1,248	1,246	1,265	1,241
Adjusted EBITDA margin	42.2%	41.7%	42.7%	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Capital expenditures	2,158	756	733	669	2,809	741	716	696	656
Capital intensity	24.1%	25.2%	24.6%	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
High-speed Internet
High-speed Internet net activations	66,697	39,375	7,539	19,783	155,052	38,908	57,888	18,606	39,650
High-speed Internet subscribers EOP (A)	3,458,160	3,458,160	3,418,785	3,411,246	3,413,147	3,413,147	3,374,239	3,316,351	3,297,745
TV
Net subscriber activations (losses)	7,377	(4,723)	2,101	9,999	107,380	37,786	25,914	16,690	26,990
IPTV	119,248	36,253	35,255	47,740	253,329	74,092	67,908	50,466	60,863
Total subscribers EOP	2,745,873	2,745,873	2,750,596	2,748,495	2,738,496	2,738,496	2,700,710	2,674,796	2,658,106
IPTV	1,302,039	1,302,039	1,265,786	1,230,531	1,182,791	1,182,791	1,108,699	1,040,791	990,325
Local
NAS
Residential	3,317,124	3,317,124	3,397,711	3,466,304	3,533,732	3,533,732	3,591,813	3,670,167	3,745,986
Business (A)	3,041,238	3,041,238	3,078,972	3,099,204	3,154,934	3,154,934	3,203,763	3,233,485	3,271,175
Total (A)	6,358,362	6,358,362	6,476,683	6,565,508	6,688,666	6,688,666	6,795,576	6,903,652	7,017,161
NAS net losses
Residential	(216,608)	(80,587)	(68,593)	(67,428)	(278,124)	(58,081)	(78,354)	(75,819)	(65,870)
Business	(98,170)	(37,734)	(20,232)	(40,204)	(160,310)	(48,829)	(29,722)	(37,690)	(44,069)
Total	(314,778)	(118,321)	(88,825)	(107,632)	(438,434)	(106,910)	(108,076)	(113,509)	(109,939)

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of Bell Aliant.

BCE Supplementary Financial Information - Third Quarter 2016 Page 9

BCE
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30 2016	June 30 2016	March 31 2016	December 31 2015
Debt due within one year	4,991	4,532	4,516	4,895
Long-term debt	16,505	15,817	15,837	15,390
Preferred shares - BCE (A)	2,002	2,002	2,002	2,002
Cash and cash equivalents	(1,393)	(615)	(423)	(613)
Net debt (2)	22,105	21,736	21,932	21,674
Net debt leverage ratio (2)	2.53	2.50	2.54	2.53
Adjusted EBITDA /net interest expense ratio(2)	9.21	9.09	8.89	8.76

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2016	Q3 2015	$ change	% change	YTD 2016	YTD 2015	$ change	% change
Free cash flow (FCF) (2)
Cash from operating activities	1,943	1,878	65	3.5%	5,123	4,764	359	7.5%
Capital expenditures	(976)	(927)	(49)	(5.3%)	(2,778)	(2,668)	(110)	(4.1%)
Dividends paid on preferred shares	(34)	(37)	3	8.1%	(105)	(113)	8	7.1%
Dividends paid by subsidiaries to non-controlling interest	(13)	(26)	13	50.0%	(35)	(33)	(2)	(6.1%)
Acquisition and other costs paid	31	33	(2)	(6.1%)	98	133	(35)	(26.3%)
FCF	951	921	30	3.3%	2,303	2,083	220	10.6%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q3 2016	Q2 2016	Q1 2016	Total 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015
FCF
Cash from operating activities	5,123	1,943	1,890	1,290	6,274	1,510	1,878	1,841	1,045
Capital expenditures	(2,778)	(976)	(950)	(852)	(3,626)	(958)	(927)	(914)	(827)
Dividends paid on preferred shares	(105)	(34)	(35)	(36)	(150)	(37)	(37)	(37)	(39)
Dividends paid by subsidiaries to non-controlling interest	(35)	(13)	(10)	(12)	(41)	(8)	(26)	(7)	-
Acquisition and other costs paid	98	31	39	28	292	159	33	48	52
Voluntary defined benefit pension plan contribution	-	-	-	-	250	250	-	-	-
FCF	2,303	951	934	418	2,999	916	921	931	231

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information - Third Quarter 2016 Page 10

BCE
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2016	June 30 2016	March 31 2016	December 31 2015
ASSETS
Current assets
Cash	740	319	102	100
Cash equivalents	653	296	321	513
Trade and other receivables	2,710	2,671	2,817	3,009
Loan to related party	510	-	-	-
Inventory	420	415	414	416
Prepaid expenses	461	543	543	393
Other current assets	166	197	223	377
Total current assets	5,660	4,441	4,420	4,808
Non-current assets
Property, plant and equipment	21,878	21,719	21,582	21,630
Intangible assets	11,655	11,430	11,334	11,176
Deferred tax assets	121	116	105	89
Investments in associates and joint ventures	1,033	1,110	1,105	1,119
Other non-current assets	784	834	782	794
Goodwill	8,618	8,618	8,618	8,377
Total non-current assets	44,089	43,827	43,526	43,185
Total assets	49,749	48,268	47,946	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,025	3,996	4,077	4,287
Interest payable	149	142	146	148
Dividends payable	605	606	606	576
Current tax liabilities	144	122	37	86
Debt due within one year	4,991	4,532	4,516	4,895
Total current liabilities	9,914	9,398	9,382	9,992
Non-current liabilities
Long-term debt	16,505	15,817	15,837	15,390
Deferred tax liabilities	1,603	1,570	1,608	1,824
Post-employment benefit obligation	3,579	3,307	2,888	2,038
Other non-current liabilities	1,394	1,412	1,411	1,420
Total non-current liabilities	23,081	22,106	21,744	20,672
Total liabilities	32,995	31,504	31,126	30,664
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004
Common shares	18,340	18,300	18,251	18,100
Contributed surplus	1,151	1,140	1,124	1,150
Accumulated other comprehensive income	32	48	55	119
Deficit	(7,086)	(7,039)	(6,919)	(6,350)
Total equity attributable to BCE shareholders	16,441	16,453	16,515	17,023
Non-controlling interest	313	311	305	306
Total equity	16,754	16,764	16,820	17,329
Total liabilities and equity	49,749	48,268	47,946	47,993
Number of common shares outstanding (millions)	870.2	869.5	868.6	865.6

BCE Supplementary Financial Information - Third Quarter 2016 Page 11

BCE
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2016	Q3 2015	$ change	YTD 2016	YTD 2015	$ change
Net earnings	800	791	9	2,388	2,188	200
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	25	46	(21)	124	294	(170)
Depreciation and amortization	867	860	7	2,624	2,553	71
Post-employment benefit plans cost	80	96	(16)	225	295	(70)
Net interest expense	222	225	(3)	655	677	(22)
(Gains) losses on investments	(34)	19	(53)	(48)	(73)	25
Income taxes	284	271	13	858	736	122
Contributions to post-employment benefit plans	(78)	(76)	(2)	(248)	(249)	1
Payments under other post-employment benefit plans	(17)	(18)	1	(55)	(56)	1
Severance and other costs paid	(48)	(45)	(3)	(195)	(146)	(49)
Interest paid	(219)	(225)	6	(661)	(682)	21
Income taxes paid (net of refunds)	(123)	(66)	(57)	(463)	(518)	55
Acquisition and other costs paid	(31)	(33)	2	(98)	(133)	35
Net change in operating assets and liabilities	215	33	182	17	(122)	139
Cash flows from operating activities	1,943	1,878	65	5,123	4,764	359
Capital expenditures	(976)	(927)	(49)	(2,778)	(2,668)	(110)
Cash dividends paid on preferred shares	(34)	(37)	3	(105)	(113)	8
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(26)	13	(35)	(33)	(2)
Acquisition and other costs paid	31	33	(2)	98	133	(35)
Free cash flow	951	921	30	2,303	2,083	220
Business acquisitions	-	(2)	2	(246)	(286)	40
Acquisition and other costs paid	(31)	(33)	2	(98)	(133)	35
Business dispositions	2	2	-	20	409	(389)
Acquisition of spectrum licences	-	(5)	5	(1)	(534)	533
Loan to related party	(510)	-	(510)	(510)	-	(510)
Other investing activities	1	(13)	14	22	(15)	37
Increase in notes payable and bank advances	4	555	(551)	902	672	230
Increase (reduction) in securitized trade receivables	305	(305)	610	305	10	295
Issue of long-term debt	1,497	-	1,497	2,244	502	1,742
Repayment of long-term debt	(812)	(108)	(704)	(2,392)	(977)	(1,415)
Issue of common shares	6	7	(1)	98	64	34
Repurchase of shares for settlement of share-based payments	(15)	(11)	(4)	(94)	(97)	3
Cash dividends paid on common shares	(594)	(551)	(43)	(1,712)	(1,617)	(95)
Other financing activities	(26)	(4)	(22)	(61)	(25)	(36)
	(173)	(468)	295	(1,523)	(2,027)	504
Net increase in cash and cash equivalents	778	453	325	780	56	724
Cash and cash equivalents at beginning of period	615	169	446	613	566	47
Cash and cash equivalents at end of period	1,393	622	771	1,393	622	771

BCE Supplementary Financial Information - Third Quarter 2016 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q3 16	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Net earnings	2,388	800	830	758	2,730	542	791	814	583
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	124	25	57	42	446	152	46	24	224
Depreciation and amortization	2,624	867	869	888	3,420	867	860	854	839
Post-employment benefit plans cost	225	80	77	68	391	96	96	96	103
Net interest expense	655	222	215	218	900	223	225	229	223
(Gains) losses on investments	(48)	(34)	2	(16)	(72)	1	19	(94)	2
Income taxes	858	284	315	259	924	188	271	290	175
Contributions to post-employment benefit plans	(248)	(78)	(80)	(90)	(566)	(317)	(76)	(92)	(81)
Payments under other post-employment benefit plans	(55)	(17)	(19)	(19)	(75)	(19)	(18)	(18)	(20)
Severance and other costs paid	(195)	(48)	(61)	(86)	(190)	(44)	(45)	(52)	(49)
Interest paid	(661)	(219)	(221)	(221)	(911)	(229)	(225)	(230)	(227)
Income taxes paid (net of refunds)	(463)	(123)	(102)	(238)	(672)	(154)	(66)	(119)	(333)
Acquisition and other costs paid	(98)	(31)	(39)	(28)	(292)	(159)	(33)	(48)	(52)
Net change in operating assets and liabilities	17	215	47	(245)	241	363	33	187	(342)
Cash flows from operating activities	5,123	1,943	1,890	1,290	6,274	1,510	1,878	1,841	1,045
Capital expenditures	(2,778)	(976)	(950)	(852)	(3,626)	(958)	(927)	(914)	(827)
Cash dividends paid on preferred shares	(105)	(34)	(35)	(36)	(150)	(37)	(37)	(37)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(13)	(10)	(12)	(41)	(8)	(26)	(7)	-
Acquisition and other costs paid	98	31	39	28	292	159	33	48	52
Voluntary defined benefit pension plan contribution	-	-	-	-	250	250	-	-	-
Free cash flow	2,303	951	934	418	2,999	916	921	931	231
Business acquisitions	(246)	-	(1)	(245)	(311)	(25)	(2)	(284)	-
Acquisition and other costs paid	(98)	(31)	(39)	(28)	(292)	(159)	(33)	(48)	(52)
Voluntary defined benefit pension plan contribution	-	-	-	-	(250)	(250)	-	-	-
Business dispositions	20	2	2	16	409	-	2	407	-
Acquisition of spectrum licences	(1)	-	(1)	-	(535)	(1)	(5)	(429)	(100)
Loan to related party	(510)	(510)	-	-	-	-	-	-	-
Other investing activities	22	1	(14)	35	(51)	(36)	(13)	(7)	5
Increase (decrease) in notes payable and bank advances	902	4	173	725	76	(596)	555	(574)	691
Increase (reduction) in securitized trade receivables	305	305	-	-	10	-	(305)	315	-
Issue of long-term debt	2,244	1,497	-	747	1,498	996	-	-	502
Repayment of long-term debt	(2,392)	(812)	(270)	(1,310)	(2,084)	(1,107)	(108)	(723)	(146)
Issue of common shares	98	6	19	73	952	888	7	19	38
Common shares issuance cost	-	-	-	-	(35)	(35)	-	-	-
Repurchase of shares for settlement of share-based payments	(94)	(15)	(11)	(68)	(138)	(41)	(11)	(13)	(73)
Cash dividends paid on common shares	(1,712)	(594)	(592)	(526)	(2,169)	(552)	(551)	(547)	(519)
Other financing activities	(61)	(26)	(8)	(27)	(32)	(7)	(4)	(3)	(18)
	(1,523)	(173)	(742)	(608)	(2,952)	(925)	(468)	(1,887)	328
Net increase (decrease) in cash and cash equivalents	780	778	192	(190)	47	(9)	453	(956)	559
Cash and cash equivalents at beginning of period	613	615	423	613	566	622	169	1,125	566
Cash and cash equivalents at end of period	1,393	1,393	615	423	613	613	622	169	1,125

BCE Supplementary Financial Information - Third Quarter 2016 Page 13

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

(2)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

BCE Supplementary Financial Information - Third Quarter 2016 Page 14

Accompanying Notes

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

BCE Supplementary Financial Information - Third Quarter 2016 Page 15

Accompanying Notes

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

BCE Supplementary Financial Information - Third Quarter 2016 Page 16